UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL

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SEC FILE NUMBER
8-66587

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MUFSON HOWE HUNTER & PARTNERS LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1717 ARCH STREET
(No. and Street)

| PHILADELPHIA | PA | 19103 |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| MICHAEL MUFSON | (215) 399-5410 | mmufson@mhhco.com |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BERKOWER LLC
(Name – if individual, state last, first, and middle name)

| 517 ROUTE 1, SUITE 4103 | ISELIN | NJ | 08830 |
| (Address) | (City) | (State) | (Zip Code) |

| 9/18/2003 | 217 |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Mufson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mufson Howe Hunter & Partners LLC _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _[signature]_____

Title:
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Mufson Howe Hunter & Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mufson Howe Hunter & Partners, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 31, 2026

MUFSON HOWE HUNTER & PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	33,107
Prepaid expenses		2,910
Total assets	$	36,017

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	3,250
Total liabilities		3,250

Member's Equity:

Total member's equity		32,767
Total liabilities and member's equity	$	36,017

The accompanying notes are an integral part of this financial statement

Note 1 -

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mufson Howe Hunter & Partners LLC (**"MHHP"** or the "Company") and Mufson Howe Hunter Advisors LLC (**"MHHA"**) are wholly-owned subsidiaries of Mufson Howe Hunter and Company LLC (**"MHHC"**). MHHP is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

MHHP is an independent investment bank serving middle-market companies, primarily in the Mid-Atlantic region of the United States. MHHP provides strategic and financial advice to clients on such matters as financing growth, mergers and acquisitions, recapitalizations or sale of their businesses. The firm also raises debt and equity from banks, private equity firms and other institutional sources to finance such activities, MHHP is a member of the Securities Investor Protection Corporation ("SIPC").

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues in 2025 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged additional support to the Company to enable it to continue as a going concern for a period of at least one year from the issuance date of these financial statements.

Basis of Presentation

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1- 　　NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments which potentially subject MHHP to concentrations of credit risk consist principally of cash. MHHP deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit.

Income Taxes

MHHP is a limited liability company (LLC) and a wholly-owned subsidiary of MHHC which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the sole member or upper tier of the LLC and, accordingly, no provision for income taxes is required.

The Company accounts for uncertain tax positions using the accounting standard for uncertainty in income taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a threshold and measurement attributes of the financial statement recognition and measurement of a tax position taken or expect to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2025, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

The Tax Cuts and Jobs Act ("the Act") which was enacted on December 22, 2017 made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. Accounting Standards Codification 740 requires the efforts of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation in enacted. Since the earnings and losses of the Company are passed through to its member, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2025.

Note 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Effective January I, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. ASC 606 does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expect to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increase or decrease of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2025.

Note 1 -   **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker dealers.

The company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM uses the Company's total revenues and net income, as reported in the statement of operations, as well as excess net capital, which is nor a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The CODM evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies and all expense categories on the statement of operations are significant and there are no other significant segment expenses that would require disclosure.

Note 2 -   **REGULATORY REQUIREMENTS**

MHHP is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that MHHP does not hold funds or securities for customers. Pursuant to the net capital provisions of Rule 15c3-I under the Securities Exchange Act of 1934, MHHP is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, MHHP had net capital of $29,857 which was $24,857 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 10.89%.

Note 3-   **RELATED PARTIES**

MHHC is a holding company and all broker dealer related business is conducted through MHHP and all non-broker dealer business is conducted through MHHA.

MHHP has an expense sharing agreement with MHHA. Under the expense sharing agreement, MHHP is allocated its direct operating expenses and portion of indirect operating expenses (including rent, and other operating expenses) through and by MHHC. During the year ended December 31, 2025, MHHP was allocated indirect operating expense in the amount of $45,050, all of which was deemed a non-cash capital contribution from MHHC. In addition, MHHC made a cash contribution to capital in the amount of $7,500.

Note 4 -   **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through March 31, 2026 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

Note 5-   **GOING CONCERN**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues in 2025 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MHHC has pledged any additional support to the Company to enable it to continue as a going concern.